SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 23)

Madrigal Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

558868 105
(CUSIP Number)

Mr. Heath N. Weisberg
Caxton Corporation
731 Alexander Road, Bldg. 2
Princeton, New Jersey 08540
(212) 205-6805
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

July 28, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or
240.13d-1(g), check the following box. | |

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section
240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Caxton Corporation 22-2437619

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

318,068

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

318,068

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

318,068

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.8%

14.	TYPE OF REPORTING PERSON

CO

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Kovner 2012 Family Trust B

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14.	TYPE OF REPORTING PERSON

OO

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Kovner 2015-A Investment Trust

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

114,285

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

114,285

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

114,285

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.0%

14.	TYPE OF REPORTING PERSON

OO

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

OB Select Opportunities, LLC 22-3623004

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_]
(b) [X]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

17,158

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

17,158

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

17,158

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.2%

14.	TYPE OF REPORTING PERSON

OO

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

KFO HOLDINGS LLC 46-4139835

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

299,257

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

299,257

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

299,257

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.6%

14.	TYPE OF REPORTING PERSON

OO

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Kovner, Bruce

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF, PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

90,419

8.	SHARED VOTING POWER

432,353

9.	SOLE DISPOSITIVE POWER

90,419

10.	SHARED DISPOSITIVE POWER

432,353

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

522,772

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.6%

14.	TYPE OF REPORTING PERSON

IN

ITEM 1.	Security and Issuer
This Schedule 13D relates to the common stock (the "Common Stock"), of Madrigal Pharmaceuticals, Inc. (the "Company") formerly known as "Synta Pharmaceuticals Corp." The principal executive office of the Company is located at 500 Office Center Drive, Suite 400, Fort Washington, Pennsylvania.
On July 22, 2016, Synta Pharmaceuticals Corp. completed its business combination with the Company, in accordance with the terms of the Agreement and Plan of Merger and Reorganization, dated as of April 13, 2016 (the "Merger"). Also on July 22, 2016, in connection with, and prior to completion of, the Merger, Synta Pharmaceuticals Corp. effected a 1-for-35 reverse stock split of its common stock and, following the Merger, changed its name to "Madrigal Pharmaceuticals, Inc."
ITEM 2.	Identity and Background
Item 2 is hereby amended and replaced by the following:
(a)            This statement is being filed by Caxton Corporation, a Delaware Corporation, Kovner 2012 Family Trust B, Kovner 2015-A Investment Trust, OB Select Opportunities, LLC, a Delaware limited liability company, KFO Holdings LLC, a Delaware limited liability company and Mr. Bruce Kovner (each a "Reporting Person" and collectively the "Reporting Persons").
(b) (i)	The address of Caxton Corporation is 731 Alexander Road, Bldg. 2 Princeton, NJ 08540.
(ii)	The address of Kovner 2012 Family Trust B is 731 Alexander Road, Bldg. 2 Princeton, NJ 08540.
(iii)	The address of Kovner 2015-A Investment Trust is 731 Alexander Road, Bldg. 2 Princeton, NJ 08540.
(iv)	The address of OB Select Opportunities, LLC is 731 Alexander Road, Bldg. 2 Princeton, NJ 08540.
(v)	The address of KFO Holdings LLC is 731 Alexander Road, Bldg. 2 Princeton, NJ 08540.
(vi)	The business address of Mr. Kovner is 731 Alexander Road, Bldg. 2 Princeton, NJ 08540.
(c) (i)	The principal business of Caxton Corporation is to serve as the manager of certain investment vehicles controlled by Mr. Kovner, including OB Select Opportunities, LLC and KFO Holdings LLC, and as general partner of Caxton Alternative Management LP, an affiliate of Caxton Corporation.
(ii)	The principal business of Kovner 2012 Family Trust B is to serve as an estate planning vehicle for Mr. Kovner and his family.
(iii)	The principal business of Kovner 2015-A Investment Trust is to serve as an estate planning vehicle for Mr. Kovner and his family.
(iv)	The principal business of OB Select Opportunities, LLC is to serve as an investment vehicle for investments in securities.
(v)	The principal business of KFO Holdings LLC is to serve as an investment vehicle for investments in securities.
(vi)	The present principal occupation of Mr. Kovner is Chairman of Caxton Corporation and Caxton Alternative Management LP.
(d)                No person filing this statement has during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)                No person filing this statement has during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such a proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to Federal or state securities laws or finding any violation with respect to such laws.

(f)                 Citizenship:
(i)	Caxton Corporation – Delaware.
(ii)	Kovner 2012 Family Trust B – New York.
(iii)	Kovner 2015-A Investment Trust – New York.
(iv)	OB Select Opportunities, LLC – Delaware.
(v)	KFO Holdings LLC – Delaware.
(vi)	Mr. Kovner – United States.
ITEM 3.	Source and Amount of Funds or Other Consideration.
Item 3 is hereby amended by adding the following thereto:
No change from the Schedule 13D/A filed on July 26, 2016.
ITEM 4.	Purpose of Transaction.
Item 4 is hereby amended and replaced by the following:
Each of the shares of Common Stock of the Company that are indicated herein were acquired for investment purposes.  Based on a review of the investment, certain of the Reporting Persons may, in the open market or otherwise, dispose of, or cause to be disposed of, a material portion of Common Stock or other securities of the Company, or derivatives or other instruments related to the securities of the Company.
On July 22, 2016, effective immediately prior to the effective time of the Merger, Mr. Kovner and Scott Morenstein, an employee of Caxton Alternative Management LP, resigned as Directors of the Company.  Caxton Alternative Management LP is an affiliate of Caxton Corporation, which is a Reporting Person.
Except as set forth in this Schedule 13D, none of the Reporting Persons has any plans or proposals that relate to any of the matters referred to in paragraphs (a) through (j) of the instructions to Item 4 of Schedule 13D.
ITEM 5.	Interest in Securities of the Issuer.
Subparagraph (a), (b) and (c) of Item 5 of the Schedule 13D is hereby amended and replaced by the following:
(a)  (i)            Caxton Corporation is the Manager KFO Holdings LLC and OB Select Opportunities, LLC and as such, has voting and dispositive power with respect to the 299,257 shares beneficially owned by KFO Holdings LLC and the 17,158 shares beneficially owned by OB Select Opportunities, LLC, and may be deemed to have voting and dispositive power with respect to the 1,653 shares (which includes options thereon) owned by an employee of an affiliate of Caxton Corporation.  As a result, Caxton Corporation may be deemed to beneficially own 318,068 shares of Common Stock, representing approximately 2.8% of the 11,333,816 shares of Common Stock reported to be outstanding in the Company's 8-K as of July 22, 2016 (immediately following the reverse stock split and the Merger).  Except as otherwise noted, the percentages used herein and in the rest of this Amendment No. 23 are calculated based upon such number of outstanding shares.
Caxton Corporation disclaims beneficial ownership of the shares of Common Stock owned directly by KFO Holdings LLC, OB Select Opportunities, LLC, and an employee of an affiliate of Caxton Corporation, except to the extent of its pecuniary interest therein.
(ii)               Kovner 2012 Family Trust B beneficially owns 0 shares of Common Stock, representing approximately 0% of the total shares of Common Stock issued and outstanding.  Mr. Kovner may be deemed to indirectly have voting and dispositive power with respect to such 0 shares.  As a result, Mr. Kovner may be deemed to beneficially own 0 shares of Common Stock, representing approximately 0% of the total shares of Common Stock issued and outstanding.
(iii)              Kovner 2015-A Investment Trust beneficially owns 114,285 shares of Common Stock, representing approximately 1.0% of the total shares of Common Stock issued and outstanding.  Mr. Kovner may be deemed to indirectly have voting and dispositive power with respect to such 114,285 shares.  As a result, Mr. Kovner may be deemed to beneficially own 114,285 shares of Common Stock, representing approximately 1.0% of the total shares of Common Stock issued and outstanding.

(iv)             OB Select Opportunities, LLC directly owns of 17,158 shares of Common Stock, representing approximately 0.2% of the total shares of Common Stock issued and outstanding.  Mr. Kovner may be deemed to indirectly have voting and dispositive power with respect to such 17,158 shares.  As a result, Mr. Kovner may be deemed to beneficially own 17,158 shares of Common Stock, representing approximately 0.2% of the total shares of Common Stock issued and outstanding.
(v)               KFO Holdings LLC beneficially owns of 299,257 shares of Common Stock, representing approximately 2.6% of the total shares of Common Stock issued and outstanding.  Mr. Kovner may be deemed to indirectly have voting and dispositive power with respect to such 299,257 shares.  As a result, Mr. Kovner may be deemed to beneficially own 299,257 shares of Common Stock, representing approximately 2.6% of the total shares of Common Stock issued and outstanding.
(vi)             Mr. Kovner has sole beneficial ownership of 90,419 shares of Common Stock, which includes options to purchase 2,057 shares of Common Stock upon the exercise of such options.  In addition, Mr. Kovner is the Chairman and sole shareholder of Caxton Corporation, the Manager of KFO Holdings LLC and OB Select Opportunities, LLC and as a result may be deemed to beneficially own 318,068 securities of the Company owned by KFO Holdings LLC, OB Select Opportunities, LLC and an employee of an affiliate of Caxton Corporation. Mr. Kovner may be deemed to indirectly have voting and dispositive power with respect to the Kovner 2015-A Investment Trust and, as a result, may be deemed to beneficially own the 114,285 securities of the Company owned by such trust.
As a result of the foregoing, Mr. Kovner may be deemed to beneficially own an aggregate of 522,772 shares of Common Stock, representing approximately 4.6% of the 11,335,8731 total shares of Common Stock deemed issued and outstanding.
Mr. Kovner disclaims beneficial ownership of the shares of Common Stock owned directly by KFO Holdings LLC, OB Select Opportunities, LLC and an employee of an affiliate of Caxton Corporation, except to the extent of his pecuniary interest therein.  Mr. Kovner also disclaims beneficial ownership of the shares of Common Stock directly owned by the Kovner 2015-A Investment Trust.
(b)               Caxton Corporation and Mr. Kovner, as Chairman and sole shareholder of Caxton Corporation, the Manager of KFO Holdings LLC and OB Select Opportunities, LLC, may be deemed to share voting and dispositive power over 299,257 shares of Common Stock owned directly by KFO Holdings LLC, 17,158 shares of Common Stock owned directly by OB Select Opportunities, LLC, and 1,653 shares (which includes options thereon) owned directly by an employee of an affiliate of Caxton Corporation.  Mr. Kovner may be deemed to share voting and dispositive power with respect to the 114,285 shares of Common Stock held by the Kovner 2015-A Investment Trust. In addition, Mr. Kovner has sole voting and dispositive power with respect to the 90,419 shares of Common Stock (which includes the options thereon) that he directly beneficially owns.
(c)               The trading dates, number of shares of Common Stock sold and price per share for all transactions in the shares of Common Stock by the Reporting Persons since the most recent filing of Schedule 13D are set forth in Exhibit A and all such transactions were effected in open market transactions.
Except as reported in this statement on Schedule 13D, the Reporting Persons are not believed to have engaged in any other transactions in the Company's securities since the most recent filing of Schedule 13D.
ITEM 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
No additional amendments to Item 6 of the Schedule 13D.
ITEM 7.	Material to Be Filed as Exhibits
Exhibit A: Transactions by the Reporting Persons since the most recent filing of Schedule 13D.

1 The number of issued and outstanding shares is based on the 11,333,816 shares of Common Stock reported to be outstanding in the Company's 8-K as of July 22, 2016 (immediately following the reverse stock split and the Merger), adjusted for options held by Mr. Kovner.

Signatures
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: 8/1/2016	Caxton Corporation

/s/ Heath N. Weisberg
Heath N. Weisberg, as General Counsel and Chief Compliance Officer of Caxton Corporation

Date: 8/1/2016	Kovner 2012 Family Trust B

/s/ Karen Cross
Karen Cross, Vice President and Treasurer of Cadence Trust Company

Date: 8/1/2016	Kovner 2015-A Investment Trust

/s/ Karen Cross
Karen Cross, Vice President and Treasurer of Cadence Trust Company

Date: 8/1/2016	OB Select Opportunities, LLC

By: Caxton Corporation, Manager of OB Select Opportunities, LLC

/s/ Heath N. Weisberg
Heath N. Weisberg, as General Counsel and Chief Compliance Officer of Caxton Corporation

Date: 8/1/2016	KFO Holdings LLC

By: Caxton Corporation, Manager of KFO Holdings LLC

/s/ Heath N. Weisberg
Heath N. Weisberg, General Counsel and Chief Compliance Officer of Caxton Corporation

Date: 8/1/2016	Bruce S. Kovner

/s/ Heath N. Weisberg
Heath N. Weisberg, as attorney in fact for Bruce Kovner

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
ATTENTION: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

Exhibit A

Transactions by the Reporting Persons since the most recent filing of Schedule 13D

TRANSACTIONS IN THE SHARES

TRANSACTIONS BY KOVNER 2012 FAMILY TRUST B
Date of Transaction	Number of Shares Purchase/(Sold)	Price of Shares
7/26/2016	(3,545)	$9.7832
7/27/2016	(4,572)	$8.00

TRANSACTIONS BY BRUCE KOVNER
Date of Transaction	Number of Shares Purchase/(Sold)	Price of Shares
7/27/2016	(31,119)[2]	$7.7051
7/27/2016	(5,428)[2]	$8.00
7/27/2016	(2,313)[2]	$7.7051
7/28/2016	(15,000)[2]	$7.7846
7/29/2016	(11,258)[2]	$7.5151

TRANSACTIONS BY KFO HOLDINGS LLC
Date of Transaction	Number of Shares Purchase/(Sold)	Price of Shares
7/29/2016	(26,441)	$7.5151

2These shares were sold by an estate planning vehicle of Mr. Kovner's spouse.